October 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Liz Packebusch

Re:	Pyrophyte Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed October 14, 2021 File No. 333-260041

Dear Ms. Packebusch:

On behalf of our client, Pyrophyte Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 19, 2021, relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the Commission on October 14, 2021.

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment No. 2”), which reflects the Company’s response to the comment received by the Staff.

We have set forth below the comments of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed October 14, 2021

Exhibits

1.	We note that the forum selection provision in your amended and restated memorandum and articles of association identifies the courts of the Cayman Islands as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the amended and restated memorandum and articles of association states this clearly.

United States Securities and Exchange Commission

October 19, 2021

Response: The Company has revised the disclosure in Exhibit 3.2 as well as pages 66 and 152 of Amendment No. 2 to clarify that the forum selection provision does not apply to actions arising under the Securities Act or Exchange Act.

* * *

Please do not hesitate to contact Elliott Smith at (202) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Sten Gustafson, Pyrophyte Acquisition Corp.

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